April 4, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Alimera Sciences, Inc.

Amended Registration Statement on Form S-3

File No. 333-184996

Date Filed: November 16, 2012

Dear Mr. Riedler:

Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-3 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3 and (ii) three hard copies of Amendment No. 3 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on March 28, 2013.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated March 29, 2013 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the March 29, 2013 letter in italicized print. The Company’s responses are provided below each comment.

Amendment No. 2 to Form S-1 on Form S-3 Registration Statement

1.	We note that you have requested confidential treatment for Exhibit 10.41, which is incorporated by reference from your Form 10-K for the fiscal year ended December 31, 2012. Please note that we will be monitoring your registration statement for resolution of your pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment.

Mr. Jeffrey P. Riedler

April 4, 2013

Documents Incorporated by Reference, page 41

2.	Please incorporate by reference the Form 10-K/A filed March 29, 2013. For guidance, please refer to Item 12(a) of Form S-3 and Compliance and Disclosure Interpretations, Securities Act Forms Question 123.05.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to specifically incorporate by reference the Form 10-K/A filed on March 29, 2013. Further, consistent with Item 12(a) of Form S-3 and Securities Act Forms Compliance and Disclosure Interpretations, Question 123.05, the Registration Statement has been revised such that all filings by the Company pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial Registration Statement and prior to the termination of the offering will be considered to be incorporated by reference into the Registration Statement and to be part of the Registration Statement from the date of the filing of such documents.

* * * * *

Mr. Jeffrey P. Riedler

April 4, 2013

Please do not hesitate to contact me at 781-795-3578 or my colleague, Keith Scherer, at 781-795-3507 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Gregg Griner
Gregg Griner

cc:	C. Daniel Myers

Rick Eiswirth, Jr.

Keith Scherer